Exhibit 99.2

AMENDED AND RESTATED AMENDMENT NO. 2, DATED AS OF FEBRUARY 26, 2008 (this “AMENDMENT”), TO THE SENIOR SECURED SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT AGREEMENT DATED AS OF JANUARY 21, 2008 (THE “CREDIT AGREEMENT”) BY AND AMONG QUEBECOR WORLD, INC. A CORPORATION AMALGAMATED UNDER THE LAWS OF CANADA AND HAVING ITS REGISTERED OFFICE IN MONTREAL, PROVINCE OF QUÉBEC, CANADA, AS A DEBTOR COMPANY UNDER THE COMPANIES CREDITORS ARRANGEMENT ACT (CANADA) (THE “CCAA”) (THE “PARENT”), AND QUEBECOR WORLD (USA) INC., A DELAWARE CORPORATION AND A DEBTOR AND DEBTOR-IN-POSSESSION IN A CASE PENDING UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE (11 U.S.C. §§ 101 ET SEQ.) AND AS A DEBTOR COMPANY UNDER THE CCAA (THE “COMPANY”; TOGETHER WITH THE PARENT, THE “BORROWERS”), EACH OF THE OTHER LOAN PARTIES PARTY THERETO, THE INITIAL LENDERS PARTY THERETO, CREDIT SUISSE, AS AN INITIAL ISSUING BANK, CREDIT SUISSE, AS ADMINISTRATIVE AGENT (THE “ADMINISTRATIVE AGENT”), GENERAL ELECTRIC CAPITAL CORPORATION AND GE CANADA FINANCE HOLDING COMPANY, AS COLLATERAL AGENT FOR THE LENDER PARTIES AND THE OTHER SECURED PARTIES (IN SUCH CAPACITY, THE “COLLATERAL AGENT”), MORGAN STANLEY SENIOR FUNDING, INC. AS SYNDICATION AGENT (IN SUCH CAPACITY, THE “SYNDICATION AGENT”), CREDIT SUISSE AS THE INITIAL SWING LINE LENDER AND THE LEAD ARRANGERS (AS DEFINED THEREIN).

PRELIMINARY STATEMENTS:

(1)           The Borrowers, each of the other Loan Parties party thereto, the Initial Lenders, Credit Suisse, as an initial Issuing Bank and as the Initial Swing Line Lender, the Administrative Agent, the Collateral Agent, the Syndication Agent and the Lead Arrangers have entered into the Credit Agreement, as amended by Amendment No. 1 dated as of January 25, 2008 (“Amendment No. 1”), and Amendment No. 2 dated as of February 11, 2008 (“Original Amendment No. 2”) (as so amended by Amendment No. 1 and Original Amendment No. 2, the “Existing Credit Agreement”).  Capitalized terms not otherwise defined in this Amendment have the same meanings as specified in the Existing Credit Agreement.

(2)           The Lead Arrangers, the Initial Lenders and the Borrowers entered into a Side Letter dated January 18, 2008 (the “Side Letter”) providing the Lead Arrangers and the Initial Lenders with, among other things, certain “flex” rights with respect to the terms and conditions of the Existing Credit Agreement upon consultation with the Borrowers.

(3)           The Lead Arrangers and the Initial Lenders have determined (a) that it is advisable to exercise certain “flex” rights at this time (it being understood that the Lead Arrangers and the Initial Lenders expressly reserve the right to, and may, exercise further “flex” rights one or more times on additional occasions as permitted by the Side Letter and Section 10.15 of the Existing Credit Agreement), and (b) to amend the Existing Credit Agreement on a basis that is retroactive to the Effective Date under the Credit Agreement in accordance with the Side Letter and Section 10.15 of the Existing Credit Agreement to give effect to such permitted exercise of “flex” rights, all as hereinafter set forth.

(4)           Pursuant to Original Amendment No. 2, among other things (a) Credit Suisse, Cayman Islands Branch (the “Resigning Collateral Agent”) resigned as Collateral Agent effective as of the date hereof; (b) General Electric Capital Corporation (“GECC”) and GE Canada Finance Holding Company (“GECF”, and together with GECC, the “Successor Collateral Agent”) agreed to their respective appointment as Collateral Agent effective as of the date thereof; (c) each of the parties thereto were agreeable to the resignation by the Resigning Collateral Agent as Collateral Agent and the

appointment of the Successor Collateral Agent as Collateral Agent effective as of the date thereof; and (d) certain other changes were made in the Existing Credit Agreement, all as set forth in Original Amendment No. 2.

(5)           To effect the additional “flex” rights referred to above and to restate the provisions provided for in Original Amendment No. 2, the parties hereto have agreed to amend and restate the Original Amendment No. 2 in its entirety.

(6)           Accordingly, effective as of the Effective Date of the Credit Agreement as if included in the Credit Agreement as of the Effective Date, the Original Amendment No. 2 is hereby amended and restated in its entirety to read as follows:

SECTION 1.           Amendments to Existing Credit Agreement.  (a) Section 1.01 is amended to add the following new definitions in appropriate alphabetical order therein:

“GECC” means General Electric Capital Corporation, and includes its successors.

“GECF” means GE Canada Finance Holding Company, and includes its successors.

(b)           The title page of the Existing Credit Agreement is amended to (i) add “GENERAL ELECTRIC CAPITAL CORPORATION and GE CANADA FINANCE HOLDING COMPANY,” immediately preceding “as Collateral Agent” where it appears therein, (ii) add “and WELLS FARGO FOOTHILL, LLC” immediately following “MORGAN STANLEY SENIOR FUNDING, INC.” where it first appears therein, (iii) replace “Syndication Agent” with “Co-Syndication Agents”, and (iv) add “and WACHOVIA BANK, N.A., as Documentation Agent” immediately preceding “and CREDIT SUISSE, as an Initial Issuing Bank” where it appears therein.

(c)           The recital of parties to the Existing Credit Agreement is amended to (i) replace “and” with “, GENERAL ELECTRIC CAPITAL CORPORATION and GE CANADA FINANCE HOLDING COMPANY,” immediately preceding “as Collateral Agent” where it appears therein, and (ii) replace “as Syndication Agent (in such capacity, the “Syndication Agent”)” with “and WELLS FARGO FOOTHILL, LLC, as Co-Syndication Agents (each in such capacity, a “Co-Syndication Agent”), WACHOVIA BANK, N.A., as Documentation Agent (in such capacity, the “Documentation Agent”)” where it appears therein.

(d)           Section 1.01 is amended to add the following new definition of “Co-Syndication Agent” in appropriate alphabetical order to read in full as follows:

“Co-Syndication Agent” has the meaning specified in the recital of parties to this Agreement.

(e)           Section 1.01 is amended to delete the definition of “Syndication Agent” in its entirety.

(f)            The definition of “Agents” in Section 1.01 is amended to replace “Syndication Agent” with “Co-Syndication Agent” where it appears therein.

(g)           The definition of “Base Rate” in Section 1.01 is amended to add “or Canada” immediately after “United States” where it appears therein.

(h)           The definition of “Cash Management Obligations” in Section 1.01 is amended to add a proviso at the end thereof to read as follows:

; provided that if Canadian Imperial Bank of Commerce (“CIBC”) becomes a Lender Party or a banking Affiliate of a Lender Party it shall not be considered a Lender Party or a banking Affiliate of a Lender Party for purposes of any Cash Management Obligations so long as CIBC has a security interest in cash and cash equivalents pursuant to the CCAA Initial Order.”

(i)            The definition of “Collateral Agent” in Section 1.01 is amended and restated to read in full as follows:

“Collateral Agent” means, collectively, GECC and GECF, or any successors duly appointed in accordance with this Agreement.

(j)            The definition of “Concentration Limit” in Section 1.01 is amended and restated to read in full as follows:

““Concentration Limit” means, (a) as to each Account Debtor that is unrated or with a corporate credit rating from Moody’s or S&P less than Baa3 or BBB-, respectively, in each case, with no less than a stable outlook, no more than 10% of the aggregate Accounts, and (b) as to each Account Debtor with a corporate credit rating from Moody’s or S&P greater than or equal to Baa3 and BBB-, respectively, in each case, with no less than a stable outlook, no more than 20% of the aggregate Accounts, in each case, unless a different percentage is set forth on Schedule VI for such Account Debtor; provided that no more than four Account Debtors may at any time each have more than 15% of the aggregate Accounts unless the Required Revolving Lenders otherwise consent.”

(k)           The definition of “Documentation Agent” in Section 1.01 is amended and restated to read in full as follows:

““Documentation Agent” has the meaning specified in the recital of parties to this Agreement.”

(l)            The definition of Eligible Inventory in Section 1.01 is amended as follows:

(i)            Clause (b) is amended to add “and the Collateral Agent” immediately after “Administrative Agent” where it last appears therein;

(ii)           Clause (c) is amended to delete “miscellaneous spare parts,” where it appears therein;

(iii)          Clause (d) is amended to add “under clauses (a), (b) and (d) of the definition thereof” immediately following “Permitted Liens” were it appears therein;

(iv)          Clause (f) is amended to replace “from a Foreign Subsidiary to a Chapter 11 Debtor that is physically in-transit within the United States and as to which a Reserve has been taken by the Administrative Agent and the Collateral Agent in

the exercise of their reasonable discretion” with “in an aggregate amount not in excess of $12,500,000” where it appears therein; and

(v)           Clause (l) is amended and restated to read in full as follows:

“(l)          it is Inventory that is spare parts; or”

(m)          The definition of Eligible Receivables in Section 1.01 is amended as follows:

(i)            Clause (f) is amended to replace “in the exercise of its” with “and the Collateral Agent in the exercise of their” where it appears therein, to replace “in its” with “and the Collateral Agent in their” where it appears therein, to add “and the Collateral Agent” immediately after “Administrative Agent” where it first appears in subclause (ii)(B) and to replace “Administrative Agent” with “Collateral Agent” where it last appears therein;

(ii)           Clause (n) is amended and restated to read in full as follows:

“it arises out of a sale or lease or rendering of services by a Chapter 11 Debtor to a related person of any Loan Party or to an employee, officer, agent, shareholder, director, or other representative of any Loan Party, to any Subsidiary or Affiliate of a Chapter 11 Debtor, or in each case, to their respective Affiliates; or”

(iii)          Clause (p) is amended to delete “(i)” where it appears therein;

(iv)          Clause (s) is amended to delete “or” at the end thereof;

(v)           Clause (t) is amended to replace “.” with “; or” at the end thereof; and

(vi)          A new clause (u) is added immediately following clause (t) to read in full as follows:

“(u)         the Account is a contra account.”

(n)           The definition of “Final US Bankruptcy Order” in Section 1.01 is amended to add “and the Collateral Agent” immediately after “Lead Arrangers” where it appears therein.

(o)           The definition of “Hedge Agreements” in Section 1.01 is amended to add “, spot and forward foreign exchange contracts” immediately following “option contracts” where it appears therein.

(p)           The definition of “Hedge Bank” in Section 1.01 is amended to add the following at the end thereof:

“, it being understood that any subsequent assignment of all of its rights and obligations under this Agreement by any Lender Party shall not cause any such Lender Party or Affiliate of a Lender Party to lose its status as a Hedge Bank”

(q)           The definition of “L/C Cash Collateral Account” in Section 1.01 is amended to replace “Administrative Agent” with “Collateral Agent” where it appears therein.

(r)            The definition of “Loan Documents” in Section 1.01 is amended to add “and Article VIII hereof” immediately prior to “, each Secured Hedge Agreement” where it appears therein.

(s)           The definition of “Québec Security Documents” in Section 1.01 is amended and restated to read in full as follows:

““Québec Security Documents” means (a) the deed of hypothec and issue of bonds dated January 22, 2008 and granted by the Parent in favor of CS, acting as fondé de pouvoir (as replaced by GECF pursuant to a deed of substitution of fondé de pouvoir dated on or about February 8, 2008), and creating security over all property, movable and immovable, present and future, of the Parent (b) the bond issued to the Collateral Agent pursuant to the deed of hypothec and issue of bonds mentioned hereinabove; and (c) the amended and restated bond pledge agreement dated on or about February 8, 2008 between the Parent and GECF as the Collateral Agent, whereby the bond issued under the deed of hypothec and issue of bonds granted by the Parent is pledged to GECF, as the Collateral Agent, the whole as set forth in Exhibit J.”

(t)            The definition of “Revolving Credit Priority Collateral” in Section 1.01 is amended to replace “intellectual property” with “property necessary or required, for a reasonable period not in excess of 90 days,” where it appears therein.

(u)           The definition of “Superpriority Claim” in Section 1.01 is amended to add “506(c)” immediately after “503(b),” where it appears therein.

(v)           The definition of “Term Priority Collateral” in Section 1.01 is amended to replace “intellectual property” with “property necessary or required, for a reasonable period not in excess of 90 days,” where it appears therein.

(w)          The definition of “Termination Date” in Section 1.01 is amended to (i) replace “earliest” with “earlier” where it appears therein, (ii) add “and” immediately preceding “(b)” where it appears therein, (ii) delete “the effective date of a Reorganization Plan and (c)” where it appears therein, and (iii) delete “2.05 or” where it appears therein.

(x)            The definition of “Variance Report” in Section 1.01, Section 3.03(b) and Section 7.05 are amended to add “and the Collateral Agent” immediately following “Initial Lenders” where it appears therein.

(y)           The first sentence of Section 2.03(a)(i) is amended by adding a proviso immediately following clause (z) to read in full as follows:

“; provided further that CS shall not be obligated to issue any Letter of Credit unless no other Issuing Bank is able to issue a Letter of Credit”

(z)            Section 2.04(a) is amended by replacing “Maturity Date” with “Termination Date” where it appears therein.

(aa)         Section 2.05 is amended and restated to read in full as follows:

“Section 2.05  Termination or Reduction of Commitments.  Upon the making of the Term Advances pursuant to Section 2.01(a), the Term Commitments shall be automatically and permanently reduced to zero.”

(bb)         Section 2.06(b)(i) is amended to add “(or 90 days with respect to any Extraordinary Receipts that are the proceeds of insurance on any Revolving Credit Priority Collateral)” immediately following “180 days” in each place it appears therein.

(cc)         Section 2.06(b)(ii) is amended and restated to read in full as follows:

“(ii)         The Borrowers shall, on each Business Day, if applicable, prepay:

(A)          an aggregate principal amount of the Revolving Credit Advances comprising part of the same Borrowings, the Letter of Credit Advances and Swing Line Advances in an amount equal to the amount by which (A) the sum of (x) the aggregate principal amount of the Revolving Credit Advances, the Letter of Credit Advances and the Swing Line Advances then outstanding (with any Advances in Canadian Dollars being determined at the Equivalent Amount in Dollars of such Advances on such Business Day) plus (y) the aggregate L/C Available Amount of all Letters of Credit then outstanding exceeds (B) the Revolving Credit Maximum Amount or the aggregate amount of the Revolving Credit Commitments; and

(B)           the principal amount of the Revolving Credit Advances made by any Revolving Credit Lender that exceeds 103% of the Revolving Credit Commitment of such Revolving Credit Lender as a result of fluctuations in the value of Canadian Dollars.”

(dd)         Section 2.06(b)(iii) is amended to add “105% of” immediately following “equal” where it appears therein.

(ee)         Section 2.06(b)(iv) is amended to delete “and the Swing Line Advances” where it appears therein.

(ff)           Section 2.07(b) is amended to add “and any Canadian BA Rate Advance” immediately following “Letter of Credit Advance” where it appears therein.

(gg)         Section 2.11(c) is amended to replace “Required Revolving Lenders”  with “Required Lenders” where it appears therein.

(hh)         Section 2.12(c) is amended to add “the Administrative Agent and” immediately preceding “the Borrowers” where it appears therein.

(ii)           Section 2.14 is amended to replace “(other than pursuant to Section 2.11, 2.12, 10.05 or 10.08)” and “(other than pursuant to Section 2.11, 2.13, 10.05 or 10.08)” with “(other than pursuant to Section 2.11, 2.13 or 10.05)” in each place they appear therein.

(jj)           Section 2.16(a) is amended to add a new sentence at the end thereof to read as follows:

“No Lender that is not a Defaulting Lender shall be responsible for the failure of any Defaulting Lender to make an Advance, purchase a participation or make any other payment required under this Agreement.”

(kk)         Section 3.02(c) is amended to add “and the Collateral Agent” immediately following “Lead Arrangers” where it appears therein

(ll)           Sections 3.02(c), 3.03(d) and 5.02(a)(iii) are amended to add “, the Collateral Agent” immediately following “Administrative Agent” where it appears therein.

(mm)       Section 3.03(c) is amended to (i) add “and the Collateral Agent” immediately following “Administrative Agent” where it first appears therein and “Initial Lenders” where it last appears therein, and (ii) to add “, the Collateral Agent” immediately following “Administrative Agent” in the second place it appears therein.

(nn)         Sections 3.03(f), 3.03(g) and 5.01(v)(x) are amended to add “and the Collateral Agent” immediately following “Administrative Agent” where it appears therein.

(oo)         Section 3.03(h) is amended to add “other” immediately preceding “Agent” where it appears therein.

(pp)         Section 5.01(e)(iii) is amended and restated to read in full as follows:

“(iii)        At any reasonable time and from time to time during regular business hours, upon reasonable notice, permit the Initial Lenders and the Collateral Agent and/or any representatives designated by the Initial Lenders and the Collateral Agent (including any consultants, accountants, lawyers and appraisers retained by the Initial Lenders and the Collateral Agent) to visit the properties of the Borrowers and the Guarantors to conduct evaluations, appraisals, environmental assessments and ongoing maintenance and monitoring in connection with the Borrowers’ computation of the DIP Borrowing Base and the assets included in the DIP Borrowing Base and such other assets and properties of any Borrower or its Subsidiaries as the Initial Lenders and the Collateral Agent may require, and to monitor the Collateral and all related systems; provided that the Borrowers shall have the right to be present at any such visit and, unless an Event of Default has occurred and is continuing, such visits permitted under this clause (iii) shall be coordinated through the Administrative Agent and the Collateral Agent and shall be made no more frequently than once in any fiscal quarter.”

(qq)         Section 5.01(k) is amended to:

(i)            add “and the Collateral Agent” in the first sentence thereof immediately following (x) “Initial Lenders” where it appears in clause (i) thereof, (y) “Lead Arrangers” were it appears in clause (ii) thereof, and (z) “Administrative Agent” were it appears in clause (ii) thereof;

(ii)           add “(each such account described in the foregoing clauses (A), (B) and (C) and this clause (D), being an “Excluded Account”)” at the end of clause (D) in the proviso to the first sentence thereof;

(iii)          add the following immediately following the third sentence thereof:

“Amounts received by the Administrative Agent in the Administrative Agent’s Account shall be applied as set forth in Section 9.07(b).”

(iv)          replace “has” in clause (ii)(x) of the existing third sentence with “and the Collateral Agent have” where it appears therein; and

(v)           add a final sentence to read as follows:

“No Loan Party shall maintain any deposit account with any Person that is not a Lender unless such person has entered into a blocked account agreement that is in form and substance reasonably satisfactory to the Administrative Agent and the Collateral Agent, other than (i) Excluded Accounts existing as of the Effective Date, and (ii) Excluded Accounts opened after the Effective Date, provided that the Loan Parties have used commercially reasonable efforts to enter into a blocked account agreement that is in form and substance reasonably satisfactory to the Administrative Agent and the Collateral Agent with respect to each such Excluded Account opened after the Effective Date.”

(rr)           Section 5.01(s)(i) is amended to add “on or before the date the Final US Bankruptcy Order shall have been entered by the US Bankruptcy Court and thereafter within 5 Business days of their request, and in any event” immediately following “Collateral Agent” where it first appears therein.

(ss)         Section 5.01(s)(iii) is amended and restated to read in full as follows:

“(iii)        at any time Borrowing Base Availability is less than the Borrowing Base Availability Threshold, deliver to the Administrative Agent and the Collateral Agent within 5 Business Days of the last Business Day of each week a Borrowing Base Certificate calculating available Accounts as of the prior week ended and showing available Inventory as of the prior month end, together with a reasonably detailed report in respect of Accounts of the Borrowers and their respective Subsidiaries generated during such period;”

(tt)           Section 5.02(h)(i) is amended to delete “publicly disclosed as of the Effective Date or” where it appears therein.

(uu)         Section 5.03(f) is amended and restated to read in full as follows:

“(f)          Cash Flows.  Commencing January 31, 2008, (i) within two Business Days following the last Business Day of each week, a cash flow forecast detailing cash receipts and cash disbursements on a weekly basis for the next 13 weeks (a “Thirteen Week Forecast”), the information and calculations contained in which shall be reasonably satisfactory to the Initial Lenders and the Collateral Agent and (ii) within two Business Days following the first Business Day of each week, a Variance Report for the previous week;”

(vv)         Section 5.03(p) is amended to add “, the Collateral Agent” immediately following “Initial Lenders” and “Lenders” where they appear therein.

(ww)       Section 5.03 is amended to add a new subsection (s) to read in full as follows:

“(s)         Accounts.  15 days prior written notice to the Agents before opening any account by any Loan Party that is not in existence on the Effective Date;”

(xx)          Section 6.01(c) is amended and restated to read in full as follows:

“(c)         any Loan Party shall fail to perform or observe (i) any term, covenant or agreement contained in Sections 2.15, 5.01(c), (e), (f), (g), (k), (m), (p), (q), (r), (s)(iv) through (x), (u) or (v), 5.02, 5.03 or 5.04, (ii) any term, covenant or agreement contained in Section 5.01(s)(i), (ii) or (iii), if such failure shall remain unremedied for 2 Business Days, (iii) any term, covenant or agreement contained in Section 5.01(l), if such failure shall remain unremedied for 3 Business Days or (iv) any term, covenant or agreement (other than those listed in clause (i) above) contained in Article V hereof, if such failure shall remain unremedied for 10 Business Days; or”

(yy)         Section 6.01(u) is amended to add “on or before the effective date of any such plan” immediately following “cash” where it appears therein.

(zz)          The last paragraph of Section 6.01 is amended to add “(or (x) the Required Revolving Lenders solely with respect to the enforcement of remedies with respect to Revolving Credit Priority Collateral or (y) the Required Term Lenders solely with respect to the enforcement of remedies with respect to Term Priority Collateral)” immediately following “Required Lenders” where it appears therein.

(aaa)       Section 7.01(b) is amended to (i) replace “Lender Party” with “Secured Party” “ where it appears therein, and (ii) replace “Credit Suisse” with “GECC and GECF” where it appears therein.

(bbb)      Section 7.06 is amended to add a new sentence at the end thereof to read in full as follows:

“Promptly after receipt of any report or certificate from any Loan Party pursuant to Sections 5.01(e)(iii), 5.01(m), 5.01(s) and 5.03, the Administrative Agent shall deliver such report or certificate to the Lenders.”

(ccc)       Section 7.09 is amended to (i) delete (a) where it appears in the first sentence thereof, (ii) delete the remainder of the first sentence immediately following “Issuing Bank” where it appears therein, and (iii) delete “subject to the prior sentence as to Collateral Agent,” where it appears in the second sentence thereof.

(ddd)      Section 7.11 is amended to replace “10.01” with “10.01(h)” where it appears therein.

(eee)       Section 7.12 is amended to replace ““syndication agent”” with ““co-syndication agent,” “documentation agent,”” where it appears therein.

(fff)         Section 9.03(c) is amended to add “and the Collateral Agent” immediately following “Initial Lender” where it appears therein.

(ggg)      Section 9.07(b)(ii)(A), clause “second”, subclause (2) is amended to replace “Lender Party (or its applicable Affiliate)” with “Hedge Bank” where it appears therein.

(hhh)      Section 9.07(b)(ii)(B), clause “first”, subclause (2) is amended to replace “Lender Party (or its applicable Affiliate)” with “Hedge Bank” where it appears therein.

(iii)          Section 9.07(b)(iii) is amended to (i) add “and each Hedge Bank” immediately following “Lender Party (or its applicable Affiliate)” where it first appears therein, and (ii) add “and such Hedge Bank” immediately following “Lender Party (or its applicable Affiliate)” where it last appears therein.

(jjj)          Sections 10.01(e) and (g) are amended and restated to read in full as follows:

“(e)         change (i) Section 2.02(a) in a manner that would alter the pro rata nature of Borrowings required thereby, (ii) Section 2.14 in a manner that would alter the pro rata sharing of payments required thereby, (iii) Section 9.07(b), or (iv) Section 10.01, in each case with respect to clauses (i), (ii), (iii) and (iv) of this Section 10.01(e), without the written consent of each Lender;

(g)           amend, restate, supplement or otherwise modify any provision of this Agreement or the DIP Financing Orders in any manner that would impair the interests of the Revolving Credit Lenders in Revolving Credit Priority Collateral without the consent of Required Revolving Lenders or amend, restate, supplement or otherwise modify any provision of this Agreement or the DIP Financing Orders in any manner that would impair the interests of the Term Lenders in Term Priority Collateral without the consent of Required Term Lenders;”

(kkk)       The final proviso of Section 10.01 is amended to replace “and (iii)” with “; (iii) no amendment, waiver or consent shall, unless in writing and signed by the Collateral Agent in addition to the Lenders required above, affect the rights or duties of the Collateral Agent under this Agreement or any other Loan Document; and (iv)” where it appears therein.

(lll)          Section 10.03(a) is amended to (i) replace “Trade-mark” with “Trademark” where it appears therein, and (ii) add “if to the Collateral Agent, at GECC’s address at 201 Merritt 7, Norwalk, Connecticut 06856, Attention: Quebecor Account Manager and at GECF’s address at 123 Front Street West, Suite 1400, P.O. Box 14, Toronto, ON M5J 2M2 Canada, Attention: Quebecor Account Manager, with a copy to 201 Merritt 7, Norwalk, Connecticut 06856, Attention: Corporate Counsel – Commercial Finance, as well as to McCarthy Tétrault LLP, Box 48, Suite 4700, Toronto Dominion Tower, Toronto, Ontario M5K 1E6, Attention:  Joel M. Scoler, and to King & Spalding LLP, 1180 Peachtree Street, Atlanta, Georgia 30309, fax number (404) 572-5129, Attention: Felton Parrish;” immediately following “Dan Fournier;” where it appears therein.

(mmm)    Section 10.06 is amended to (i) add “and Section 2.14” immediately following “DIP Financing Orders” where it appears therein, and (ii) add, in the second sentence thereof, “and the Administrative Agent” immediately following “Borrowers” where it appears therein.

(nnn)      Exhibit B is amended and restated to read in full as set forth on Annex I hereto.

(ooo)      Schedule I is amended and restated to read in full as set forth on Annex II hereto.

(ppp)      Each of the Schedules to the Existing Credit Agreement are amended so that any references to Credit Suisse, CS and/or Credit Suisse, Cayman Islands Branch, as Collateral Agent shall be deemed to refer to GECC and GECF, as Collateral Agent.

SECTION 2.           Resignation and Appointment of Collateral Agent.

(a)           The Resigning Collateral Agent hereby resigns as Collateral Agent as of the date of Original Amendment No. 2.  Notwithstanding the foregoing and Section 7.09 of the Credit Agreement, CS does not resign as an Issuing Bank under the Credit Agreement,

(b)           The Resigning Collateral Agent and the Administrative Agent hereby appoint the Successor Collateral Agent as Collateral Agent under and pursuant to the Credit Agreement and all other applicable Loan Documents as of the date of Original Amendment No. 2.

(c)           Each of the parties hereto hereby consent to the abovementioned appointment, and hereby waive any notice requirements provided for in Section 7.09 of the Credit Agreement.

(d)           The parties hereto hereby acknowledge and agree that the Successor Collateral Agent, or its counsel, shall file all necessary financing change statements to reflect the resignation of the Resigning Collateral Agent as Collateral Agent and the appointment of the Successor Collateral Agent as successor Collateral Agent (the “Financing Statement Amendments”).

(e)           Effective as of the date of Original Amendment No. 2, the Resigning Collateral Agent hereby transfers and assigns (without representation, warranty, liability or recourse of any nature or kind) to GECC, all rights, titles and interests of the Resigning Collateral Agent in and to the Collateral (other than the Canadian Collateral) and each of the Collateral Documents (other than the Canadian Security Documents), and each of the parties hereto acknowledge and consent to such transfer and assignment.

(f)            Effective as of the date of Original Amendment No. 2, the Resigning Collateral Agent hereby transfers and assigns (without representation, warranty, liability or recourse of any nature or kind) to GECF, all rights, titles and interests of the Resigning Collateral Agent in and to the Canadian Collateral and each of the Canadian Security Documents, and each of the parties hereto acknowledge and consent to such transfer and assignment.

SECTION 3.           Quebec Security Documents.  Effective as of the date of execution of the deed of substitution of fondé de pouvoir between the Parent, CS and GECF:

(a)           CS hereby resigns as “fondé de pouvoir” under the terms of the Quebec Security Documents and the Credit Agreement.  The parties hereto absolutely, unconditionally and irrevocably releasing and forever discharging CS of and from any obligation and liability whatsoever, whether express or implied, arising pursuant to or in connection with it acting as “fondé de pouvoir” under the terms of the Quebec Security Documents and the Credit Agreement.

(b)           CS, in its capacity as sole bondholder under the Quebec Security Documents, hereby appoints GECF as the new “fondé de pouvoir” under the terms of the Quebec Security Documents and the Credit Agreement, and declares that GECF is vested, as of and from the date hereof, with the rights, powers, privileges, and authority of the “fondé de pouvoir” under the terms of the Quebec Security Documents and Section 7.01(e) of the Credit Agreement.  GECF, as transferee of the bonds and successor bondholder under the Quebec Security Documents, hereby confirms and ratifies such appointment.

(c)           GECF hereby agrees to act as the “fondé de pouvoir” for and on behalf of the bondholders under the Quebec Security Documents, the whole as provided for in the Quebec Security Documents and the Credit Agreement.  GECF shall assume and benefit from all rights and obligations of CS, as the initial “fondé de pouvoir” and sole bondholder under the Quebec Security Documents and the Credit Agreement.

(d)           CS hereby assigns, without any warranty whatsoever, irrevocably, absolutely and unconditionally, to and in favour of GECF, hereby accepting, all of its right, title and interest under the Quebec Security Documents, as the holder of the power of attorney (“fondé de pouvoir”) of the bondholders under the Quebec Security Documents.  As a result therefrom, GECF shall be entitled to collect, in accordance with and subject to the terms and conditions of the Quebec Security Documents and the Credit Agreement, all sums due under the Quebec Security Documents, and GECF is hereby authorized to grant any discharge, release, mainlevée or acquittance of all sums due under the Quebec Security Documents (including any sums that CS may have received prior to the execution hereof from the Parent under the Quebec Security Documents), and to require the cancellation of the registration of the hypothecs and other rights created under the Quebec Security Documents.

(e)           To the extent required by applicable laws or the Quebec Security Documents, this Amendment shall be deemed to be a bondholder’s instrument made in accordance with the Quebec Security Documents and confirming said appointment of GECF, and the Parent hereby accepts, to the extent applicable, such appointment.  Furthermore, GECF agrees to be bound by all the terms and conditions of the Quebec Security Documents.

For greater certainty, and without limiting the powers of GECF, each of the Secured Parties hereby irrevocably constitutes GECF as the holder of an irrevocable power of attorney (fondé de pouvoir within the meaning of Article 2692 of the Civil Code of Québec) in order to hold hypothecs and security granted by any Loan Party on property pursuant to the laws of the Province of Québec in order to secure obligations of any Loan Party under any bond, debenture or similar title of indebtedness, issued by any Loan Party, and hereby agrees that GECF may act as the bondholder and mandatary (i.e. agent) with respect to any shares, capital stock or other securities or any bond, debenture or similar title of indebtedness that may be issued by any Loan Party and pledged in favor of GECF, for the benefit of the Secured Parties.  The execution by GECF, acting as fondé de pouvoir and mandatary, prior to the Credit Agreement of any deeds of hypothec or other security documents is hereby ratified and confirmed.

Notwithstanding the provisions of Section 32 of An Act respecting the special powers of legal persons (Québec), GECF may acquire and be the holder of any bond or debenture issued by any Loan Party (i.e. the fondé de pouvoir may acquire and hold the first bond issued under any deed of hypothec by any Loan Party).

The constitution of GECF as fondé de pouvoir, and of GECF as bondholder and mandatary, or by its predecessor, CS, with respect to any bond, debenture, shares, capital stock or other securities that may be issued and pledged from time to time to GECF for the benefit of the Secured Parties, shall be deemed to have been ratified and confirmed by each Person accepting an assignment of, a participation in or an arrangement in respect of, all or any portion of any Secured Parties’ rights and obligations under the Credit Agreement by the execution of an assignment, including an Assignment and Acceptance, or other agreement pursuant to which it becomes such assignee or participant, and by each successor Collateral Agent by the execution of an Assignment and Acceptance or other agreement, or by the compliance with other formalities, as the case may be, pursuant to which it becomes a successor Agent under the Credit Agreement.

GECF acting as fondé de pouvoir shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favor of the Collateral Agent in the Credit Agreement, which shall apply mutatis mutandis to GECF acting as fondé de pouvoir.

SECTION 4.       Conditions of Effectiveness.  This Amendment shall become effective as of the date first above written when, and only when, the Administrative Agent shall have received counterparts of this Amendment executed by each Lead Arranger and each Initial Lender.  In accordance with Section 10.15 and Section 10.01 of the Existing Credit Agreement, this Amendment does not require the signatures of the Borrowers or any other Loan Party or any Lenders other than the Initial Lenders.

SECTION 5.       Reference to and Effect on the Credit Agreement.  (a)  On and after the effectiveness of this Amendment, each reference in the Existing Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit Agreement, and each reference in the Notes and each of the other Loan Documents to “the Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement, shall mean and be a reference to the Existing Credit Agreement, as amended by this Amendment.

(b)           The Existing Credit Agreement, as specifically amended by this Amendment, is and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

(c)           The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or any Agent under the Existing Credit Agreement or any other Loan Document, nor constitute a waiver of any provision of the Existing Credit Agreement or any other Loan Document.

SECTION 6.       Costs, Expenses .  The Borrowers agree to pay on demand all costs and expenses of the Agents (including the Successor Collateral Agent) in connection with the preparation, execution, delivery and administration, modification and amendment of this Amendment and the other instruments and documents to be delivered hereunder (including, without limitation, the reasonable fees and expenses of counsel for the Agents (including the Successor Collateral Agent)) in accordance with the terms of Section 10.05 of the Existing Credit Agreement.

SECTION 7.       Execution in Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement.  Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 8.       Governing Law.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

CREDIT SUISSE, CAYMAN ISLANDS BRANCH, as Initial Lender

By		James Moran /s/
	Title:	Managing Director

By		Nupur Kumar /s/
	Title:	Associate

CREDIT SUISSE, TORONTO BRANCH, as an Initial Lender

By		Alain Daoust /s/
	Title:	Director

By		Steve W. Fuh /s/
	Title:	Vice President

MORGAN STANLEY SENIOR FUNDING, INC., as an Initial Lender and a Lead Arranger

By		Gavin Baiera /s/
	Title:	Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC, as a Lead Arranger

By		David Miller /s/
	Title:	MD

ACKNOWLEDGED AND AGREED:

GENERAL ELECTRIC CAPITAL CORPORATION

By		/Signed/
	Title:	Duly Authorized Signatory

GE CANADA FINANCE HOLDING COMPANY

By		Colin Woodyard /s/
	Title:	Duly Authorized Signatory

ACKNOWLEDGEMENT AND AGREEMENT

Dated as of February 26, 2008

The undersigned, as Borrowers and Guarantors under the Existing Credit Agreement referred to in the foregoing Amendment, each hereby acknowledges and agrees to such Amendment (including Section 6 thereof).

QUEBECOR WORLD INC.

By		Jacques Mallette /s/
	Title:	President & Chief Executive Officer

By		Ivan Dubé /s/
	Title:	Assistant Corporate Secretary

QUEBECOR WORLD (USA) INC.

By		David McCarthy /s/
	Title:	President

By
Title:

QUEBECOR PRINTING HOLDING COMPANY, as a Guarantor

By		David McCarthy /s/
	Title:	President

QW MEMPHIS CORP., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

THE WEBB COMPANY, as a Guarantor

By		David McCarthy /s/
	Title:	President

QUEBECOR WORLD MEMPHIS LLC, as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD PRINTING (USA) CORP., as a Guarantor

By		David McCarthy /s/
	Title:	President

QUEBECOR WORLD LOVELAND INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD SYSTEMS INC., as a Guarantor

By		David McCarthy /s/
	Title:	President

QUEBECOR WORLD SAN JOSE INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD BUFFALO INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD JOHNSON & HARDIN CO., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD NORTHEAST GRAPHICS INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD UP/GRAPHICS INC., as a Guarantor

By		David McCarthy /s/
	Title:	President

QUEBECOR WORLD GREAT WESTERN PUBLISHING INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD DB ACQUISITION CORP., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

WCP-D, INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD TACONIC HOLDINGS INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD RETAIL PRINTING CORPORATION, as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD ARCATA CORP., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD NEVADA INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD ATGLEN INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD KRUEGER ACQUISITION CORPORATION, as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD BOOK SERVICES LLC, as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD DUBUQUE INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD PENDELL INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD FAIRFIELD INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QW NEW YORK CORP., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD DALLAS II INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD NEVADA II LLC, as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD DALLAS, L.P., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD MT. MORRIS II LLC, as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD PETTY PRINTING INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD HAZELTON INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD OLIVE BRANCH INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD DITTLER BROTHERS INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD ATLANTA II LLC, as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD RAI INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD KRI INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD CENTURY GRAPHICS CORPORATION, as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD WAUKEE INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD LOGISTICS INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD MID-SOUTH PRESS CORPORATION, as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD CAPITAL CORPORATION, as a Guarantor

By		David McCarthy /s/
	Title:	President

QUEBECOR WORLD CAPITAL II GP, as a Guarantor

By		David McCarthy /s/
	Title:	President

QUEBECOR WORLD CAPITAL II LLC, as a Guarantor

By		David McCarthy /s/
	Title:	President

WCZ, LLC, as a Guarantor

By		David McCarthy /s/
	Title:	President

QUEBECOR WORLD LEASE GP, as a Guarantor

By		David McCarthy /s/
	Title:	President

QUEBECOR WORLD LEASE LLC, as a Guarantor

By		David McCarthy /s/
	Title:	President

QUEBECOR PRINTING AVIATION INC., as a Guarantor

By		David McCarthy /s/
	Title:	President

QUEBECOR WORLD EUSEY PRESS INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD INFINITI GRAPHICS INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD LINCOLN INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

QUEBECOR WORLD MAGNA GRAPHIC INC., as a Guarantor

By		David McCarthy /s/
	Title:	Vice President

ANNEX I

EXHIBIT B

FORM OF
NOTICE OF BORROWING

Credit Suisse,
as Administrative Agent
under the Credit Agreement
referred to below

Eleven Madison Avenue

New York, New York 10010
U.S.A.
Fax:  212-322-2291

Attention:  Agency Administration

[Date]

Ladies and Gentlemen:

The undersigned, QUEBECOR WORLD INC. and QUEBECOR WORLD (USA) INC., refer to the Credit Agreement dated as of January 21, 2008 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein being used herein as therein defined), among the undersigned, the other Loan Parties party thereto, GENERAL ELECTRIC CAPITAL CORPORATION AND GE CANADA FINANCE HOLDING COMPANY, as Collateral Agent, CREDIT SUISSE, as Administrative Agent, the Lender Parties party thereto and Morgan Stanley Senior Funding, Inc., as Syndication Agent, and hereby give you notice, irrevocably, pursuant to Section 2.02 of the Credit Agreement that the undersigned hereby request a Borrowing under the Credit Agreement, and in that connection sets forth below the information relating to such Borrowing (the “Proposed Borrowing”) as required by Section 2.02(a) of the Credit Agreement:

(i)            The Business Day of the Proposed Borrowing is                     , 200    .

(ii)           The Facility under which the Proposed Borrowing is requested is the [Term Facility][Revolving Credit Facility][Swing Line Facility].

(iii)          The Types of Advances comprising the Proposed Borrowing are [Base Rate Advances][Eurodollar Rate Advances][Canadian Prime Rate Advances][Canadian BA Rate Advances].

(iv)          The aggregate amount of the Proposed Borrowing is [$][CDN$]                     .

(v)           [The initial Interest Period for each [Eurodollar Rate Advance][Canadian BA Rate Advance] made as part of the Proposed Borrowing is [one][two][three][six] month[s]].

(vi)          The currency of the Proposed Borrowing is [Canadian] Dollars.

(vii)         The Proposed Borrowing is to be wired to the following account in accordance with the wiring instructions set forth below:

Bank:

ABA #:

Account Name:

Account No:

Further Credit Acct:

Account No:

Attn:

(viii)        The Proposed Borrowing is to be allocated [$][CDN$]                        to the Parent and [$][CDN$]                        to the Company.

Each undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the Proposed Borrowing:

(i)            The representations and warranties contained in each Loan Document are correct in all material respects on and as of the date of the Proposed Borrowing, before and after giving effect to the Proposed Borrowing and to the application of the proceeds therefrom, as though made on and as of such date, other than any such representations or warranties that, by their terms, refer to a specific date other than the date of the Proposed Borrowing, in which case, as of such specific date.

(ii)           No Default or Event of Default has occurred and is continuing, or would result from such Proposed Borrowing or from the application of the proceeds therefrom.

[(iii)         No Borrowing Base Deficiency exists before and after giving effect to the Proposed Borrowing or the application of the proceeds therefrom.](1)

[(iii)][(iv)]               The [Interim Order and CCAA Initial Order are][Final US Bankruptcy Order is] in full force and effect and each such applicable order or orders has or have, as applicable, not been vacated, reversed, modified, amended or stayed in any respect without the prior written consent of the Lead Arrangers and the Collateral Agent, provided that if at the time of the Proposed Borrowing the amount of which, when added to the sum of aggregate Advances outstanding and the aggregate L/C Available Amount of all Letters of Credit then outstanding, would exceed the amount authorized by the Interim Order, a copy of the Final US Bankruptcy Order shall have been entered by the US Bankruptcy Court no later than 45 days after the entry of the Interim Order and at the time of the Proposed Borrowing (in excess of the amount authorized by the Interim Order) the Final Orders are in full force and effect, authorize extensions of credit in respect of the Revolving Credit Facility and the Swing Line Facility in the aggregate amount up to the Revolving Credit Maximum Amount, and has not been vacated, reversed, modified, amended or stayed in any respect, and if either the Interim Order, CCAA Initial Order or Final US Bankruptcy Order is the subject of a pending appeal in any respect, the Proposed Borrowing is not the subject of a presently effective stay pending appeal.

(1) Remove brackets upon satisfaction of Section 3.03.

Delivery of an executed counterpart of this Notice of Borrowing by telecopier shall be effective as delivery of an original executed counterpart of this Notice of Borrowing.

Very truly yours,

QUEBECOR WORLD INC.

By
Title:

By
Title:

QUEBECOR WORLD (USA) INC.

By
Title:

ANNEX II

Schedule I

COMMITMENTS AND APPLICABLE LENDING OFFICES